

Offering Statement for Avanti3, Inc. ("Avanti3")

Avanti3, Inc. ("Avanti3," the "Company," "we," or "us"), a Delaware corporation incorporated on January 4, 2024, is holding the following offering:

Up to $1,234,996.95 in Non-Voting Class B Common Stock at $16.67 per share with a minimum target amount of $10,002.

Offering Minimum: $10,002 | 600 shares of Non-Voting Class B Common Stock (excluding bonus shares)

Offering Maximum: $1,234,996.95 | 74,085 shares of Non-Voting Class B Common Stock (excluding bonus shares)

Type of Security Offered: Non-Voting Class B Common Stock

Purchase Price of Security Offered: $16.67 per Share

Minimum Investment Amount (per investor): $500.10

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.10. The Company must reach its Target Offering Amount of $10,002 by April 30, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,002 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

*Company's Repurchase Option.

a) The Company shall, for a period of ten (10) years from date that the Securities are issued to the Purchaser hereunder (the "Repurchase Period"), have an irrevocable option (the "Repurchase Option") to repurchase all or any portion of the Securities held by the Purchaser for an amount equal to (i) 1.5X the price per share paid by the Purchase under this Subscription Agreement if the Repurchase Option is exercised within the first three (3) years of the Repurchase Period, (ii) 2X the price per share paid by the Purchase under this Subscription Agreement if the Repurchase Option is exercised in years three (3) to five (5) of the Repurchase Period, and (iii) 3X the price per share paid by the Purchase under this Subscription Agreement if the Repurchase Option is exercised in years five (5) to ten (10) (in each case, the "Repurchase Price").

b) The Company may exercise its Repurchase Option by delivering written notice to the Purchaser of its intention to do so at any point during the Repurchase Period, specifying the number of Securities it intends to repurchase (the "Repurchase Notice"). If the Company delivers the

Repurchase Notice during the Repurchase Period, then the Purchaser shall sell, and the Company shall purchase, the number of Securities designated within the Repurchase Notice. The Company shall satisfy its payment obligation to the Purchaser with respect to exercise of the Repurchase Option by delivering a check to the Purchaser in the amount of the aggregate Repurchase Price for the Securities being repurchased. Purchaser shall execute such purchase and sale agreements, consents, and other conveyance documents as the Company may reasonably require to consummate the repurchase of the Securities as provided in this Section 8 and, at the closing thereof, shall deliver any certificates evidencing the Securities (endorsed in favor of Company) to the Company, accompanied by duly executed stock powers, as needed, free and clear of all encumbrances and liens of any kind (other than those imposed by this Agreement). As a result of any repurchase of Securities pursuant to this Section 8 and notwithstanding anything to the contrary in this Agreement, the Company shall become the legal and beneficial owner of the repurchased Securities and shall have all rights and interest therein or related thereto, and the Company shall have the right to transfer to its own name, cancel, and/or retire any or all Securities without further action by the Purchaser.

c) In the event that the Repurchase Option is exercised or deemed exercised, the sole right and remedy of the Purchaser thereafter shall be to receive the Repurchase Price, and in no case shall the Purchaser have any claim of ownership as to any repurchased Securities.

d) The Company in its sole discretion may assign all or part of the Repurchase Option to one or more employees, officers, directors or stockholders of the Company or other persons or organizations.

Investment Bonus

The Company will offer additional shares as a bonus ("Bonus Shares") to Investors depending on how much has been raised in the Offering when the investment is made, as follows:

$0 - $1,000,000 Raised
- 300% Bonus Shares

$1,000,001 - $1,234,996.95 Raised
- 200% Bonus Shares

*Bonus shares will be issued after the offering has concluded.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE

DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://avanti3.com/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

Avanti3, Inc.

838 Walker Road, Suite 21-2, Dover, Delaware 19904

Eligibility

2. The following are true for Avanti3, Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

Samir ElKamouny: Director, Co-Founder & CEO

Mr. ElKamouny's primary position is with the Issuer.

Employee Background

Samir ElKamouny is the former founder & CEO of Fetch & Funnel (acquired for more than seven figures), an award-winning performance marketing agency specializing in omnichannel media buying, creative production, and conversion optimization. Samir has partnered with over 100 brands and generated more than $500 million for clients using the Fetch & Funnel Method™

3-Year Work History

Director, Co-Founder & CEO | Avanti3, Inc. (primary) | January 2024 – Present

Founder & CEO | Fetch & Funnel | 2017 - 2024

Employee Name and Title

Evan Kirsch: Director, Co-Founder & CTO

Mr. Kirsch's primary position is with the Issuer.

Employee Background

Evan Kirsch is the Co-Founder of Avanti3 (Social Fandom Platform) & President of Frozen Puck Labs (Game Design and Development Studio), both which serve as innovative companies specializing in forward-thinking experiential fandom experiences and blockchain and decentralized finance strategies. For 15 years, Evan has navigated clients from coast-to-coast in their pursuit to innovate where they differentiate to ensure they are constantly producing at the forefront of their industries.

3-Year Work History

Director, Co-Founder & Chief Technology Officer (Primary) | Avanti3, Inc. | January 2024 - Present

Founder & President | Frozen Puck Labs Inc. | May 2023 - Present

Founder | MAKE Digital Group | January 2013 - Present

Owner | Thinking Bigger Media | October 2020 - Present

Employee Name and Title

Blake Luvon: Director & Chief Product Officer

Mr. Luvon's primary position is with Incrediwear Holdings, Inc.

Employee Background

Blake has lived and worked in over 20 countries around the world and has grown businesses in lead generation, e-commerce, SaaS and more, driving over $500M of total revenue. With Ionic Wearables, Blake's background in global business development is reaching a pinnacle point combining his 25+ years of experience in building brands and disrupting industries with game-changing innovation.

3-Year Work History

Director & Chief Product Officer | Avanti3, Inc. | January 2024 - Present

VP of Innovation | Incrediwear Holdings, Inc. (primary) | November 2020 – Present

Co-Founder | Gordon Cannabis Group | October 2021 - April 2024

Founder | Feather Scale International | May 2014 – Present

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

Samir ElKamouny

Securities

3,000,000

Security Class

Class A Common stock

Voting Power

33.3%

Principal Security Holder Name

Evan Kirsch

Securities

3,000,000

Security Class

Class A Common stock

Voting Power

33.3%

<u>Principal Security Holder Name</u>

Blake Luvon

Securities

3,000,000

Security Class

Class A Common stock

Voting Power

33.3%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Overview:

Avanti3 is dedicated to revolutionizing how creators and brands engage with their audiences and monetize their content. We address multiple core challenges that creators face: limited monetization options, engagement barriers, security concerns, stagnation in innovation, fragmented digital solutions, and a lack of tiered engagement systems. By leveraging blockchain technology, Avanti3 offers diverse monetization streams such as NFTs, exclusive memberships, and digital collectibles. To enhance engagement, the platform utilizes AR/VR technologies for immersive experiences and AI-driven personalized interactions.

We're your passport to the Web3 universe. We bring brands into this dynamic space by providing cutting-edge tools such as digital collectables, smart contracts, AR and VR experiences, AI integration, and immersive journeys into the Metaverse. But that's not all – we pair these innovations with expert strategy, innovative marketing, and unique design to create an all-inclusive Web3 solution for your brand.

We're on a mission to nurture cutting-edge applications for Web 3.0 software and experiences. Our goal is to provide unique experiences for your brand's customers while giving you a first-mover advantage in the evolving Web3 landscape. We're not just another brand; we're a warm and friendly guide to a brighter future.

What Avanti3 Offers:

We understand your dreams. We're here to help brands reward exclusive members, increase revenue, cultivate a supportive community, achieve personal and professional growth, and make a lasting impact in their industry.

1. **Fan Engagement:** The world of Web3, AR and VR offers unique engagement opportunities for brands, artists, and any creator/influencer. The ability to engage with celebrities and top brands beyond the limitations of current platforms. Gamified fandom enables audience members to rise in status and become super-fans or VIPs through our proprietary fandom algorithm.
2. **Digital Collectibles:** We facilitate unique experiences, such as access to exclusive content or events. Digital collectibles offer new avenues for self-expression and ownership, plus they have the potential to redefine the digital economy and empower creators and collectors in unprecedented ways.
3. **Membership Passes:** Avanti3's membership passes enable smooth authorized purchases of merchandise from celebrities, musicians and artists authenticated through our platform.

4. **Creator Offerings:** Avanti3 allows creators to sell experiences, digital products, and physical products. Fans can purchase and collect phygital goods, while engaging with you and being rewarded.

Business Plan:

Avanti3 operates on a sustainable and scalable business model, ensuring long-term growth and value creation:

1. **Subscription Fees:** Generating recurring revenue through tiered memberships.
2. **Transaction Fees:** Earning a percentage from NFT sales and other platform transactions.
3. **Royalty Fees:** Collecting royalties from subsequent NFT sales, providing continuous revenue streams.
4. **Merchandise Sales:** Earning a percentage and fees of the sales of physical goods.
5. **Partnerships:** Collaborating with brands to offer exclusive offerings and unique experiences.
6. **Advertising:** Monetizing through targeted advertising within the platform, tailored to user interests and preferences.

This diversified approach ensures a stable and scalable financial foundation, allowing Avanti3 to continually innovate and expand its offerings.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our officers. The loss of the officers or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-

Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We store sensitive data, including intellectual property, our proprietary business information and that of our customers and personally identifiable information of our employees, in our data centers and on our networks. The secure maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings which could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Net neutrality could have an adverse impact on our business and results of operations.

On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document. Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute cable network and broadcast television programming, filmed entertainment, news articles, written content, literature, music and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations, freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or free services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering

Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€" it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Securities in This Offering Are Subject to Drag Along Rights.

The Securities in this Offering are subject to drag along rights whereby you may, under certain circumstances, be forced to participate in the sale or merger of the Company even if you do not want to sell your Securities. For full details on the drag along rights, see the Subscription Agreement.

Securities Are Presently Subject to A Right of First Refusal.

The Securities are presently subject to a right of first refusal. You are not allowed to sell, transfer, pledge or hypothecate the Securities in any manner whatsoever. If you attempt to do so, the Securities would be subjected to a Right of First Refusal in favor of the holders of the Company and its assigns. For full details on the drag along rights, see the Subscription Agreement.

The Securities in This Offering are Non-Voting and Have No Protective Provisions.

The Securities in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event," or "change of control" for the Company, the Securities being offered do not provide you with any protection and those transactions may trigger the drag-along provisions applicable to the Securities. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

The Securities in This Offering are Subject to Repurchase by the Company.

The Company has the option to repurchase the Securities for a period up to 10 years from your purchase for an amount equal to a multiple of your investment, so more fully set forth in the Subscription Agreement.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF

THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Additional Issuer Specific Risks:

Reputational Risk

Brand Image: Any negative publicity or issues related to celebrities, security, user data, or platform functionality could damage our brand and deter users and investors.

Economic and Market Conditions - Risks of purchasing and holding crypto

Market Volatility: The cryptocurrency and digital asset markets are known for their volatility. Fluctuations in these markets could impact user engagement and investment in our platform.

Economic Downturns: Global economic downturns or recessions could affect consumer spending and investment, impacting our growth.

Market Adoption Risk

Web3 and Blockchain Adoption: The adoption of Web3 technologies and blockchain is still in its early stages. There's a risk that widespread adoption may take longer than anticipated.

Consumer Understanding: Users may have a steep learning curve when it comes to understanding and utilizing Web3 features like NFTs and smart contracts.

Regulatory Risk

Regulatory Changes: The regulatory environment for blockchain and cryptocurrencies is evolving. Changes in regulations could impact our operations and business model.

Compliance Costs: Ensuring compliance with new regulations could incur significant costs and operational adjustments.

Technology Risk

Technical Challenges: Developing and maintaining a cutting-edge platform involves complex technical challenges. Any technical failures or security breaches could harm our reputation and user trust.

Rapid Technological Changes: The technology landscape is rapidly evolving. Staying ahead of technological advancements and integrating them into our platform is crucial but challenging.

The Offering

Minimum Amount of the Securities Offered	600**
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	9,000,600**
Maximum Amount of the Securities Offered	74,085**
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	9,074,085**
Price Per Security	$16.67
Minimum Individual Purchase Amount	$500.10
Offering Deadline	April 30, 2025
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

**This value excludes bonus shares, which will be awarded throughout the offering.

Avanti3, Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal $11,500 up-front and 4% of the value of the securities sold through Regulation CF as well as reimbursement for costs associated with escrow and payments. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,002 and $1,234,996.95 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,002, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,002, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?

Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	4.00%	$400.08	4.00%	$49,399.88
Debt Payable	5.00%	$500.10	5.00%	$61,749.85
Product Development	25.00%	$2,500.50	25.00%	$308,749.24
Marketing	25.00%	$2,500.50	25.00%	$308,749.24
Sales	16.00%	$1,600.32	16.00%	$197,599.51
Future Wages	20.00%	$2,000.40	20.00%	$246,999.39
Legal Services	5.00%	$500.10	5.00%	$61,749.85
Total	**100%**	**$10,002.00**	**100%**	**$1,234,996.95**

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Up to $1,234,996.95 in Non-Voting Class B Common Stock at $16.67 per share with a minimum target amount of $10,002.

Offering Minimum: $10,002 | 600 shares of Non-Voting Class B Common Stock (excluding bonus shares)
Offering Maximum: $1,234,996.95 | 74,085 shares of Non-Voting Class B Common Stock (excluding bonus shares)
Type of Security Offered: Non-Voting Class B Common Stock
Purchase Price of Security Offered: $16.67 per Share
Minimum Investment Amount (per investor): $500.10

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.10. The Company must reach its Target Offering Amount of $10,002 by April 30, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,002 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

*Company's Repurchase Option.

a) The Company shall, for a period of ten (10) years from date that the Securities are issued to the Purchaser hereunder (the "Repurchase Period"), have an irrevocable option (the "Repurchase Option") to repurchase all or any portion of the Securities held by the Purchaser for an amount equal to (i) 1.5X the price per share paid by the Purchase under this Subscription Agreement if the Repurchase Option is exercised within the first three (3) years of the Repurchase Period, (ii) 2X the price per share paid by the Purchase under this Subscription Agreement if the Repurchase Option is exercised in years three (3) to five (5) of the Repurchase Period, and (iii) 3X the price per share paid by the Purchase under this Subscription Agreement if the Repurchase Option is exercised in years five (5) to ten (10) (in each case, the "Repurchase Price").

b) The Company may exercise its Repurchase Option by delivering written notice to the Purchaser of its intention to do so at any point during the Repurchase Period, specifying the number of Securities it intends to repurchase (the "Repurchase Notice"). If the Company delivers the Repurchase Notice during the Repurchase Period, then the Purchaser shall sell, and the Company shall purchase, the number of Securities designated within the Repurchase Notice. The Company shall satisfy its payment obligation to the Purchaser with respect to exercise of the Repurchase Option by delivering a check to the Purchaser in the amount of the aggregate Repurchase Price for the Securities being repurchased. Purchaser shall execute such purchase and sale agreements, consents, and other conveyance documents as the Company may reasonably require to consummate the repurchase of the Securities as provided in this Section 8 and, at the closing thereof, shall deliver any certificates evidencing the Securities (endorsed in favor of Company) to the Company, accompanied by duly executed stock powers, as needed, free and clear of all encumbrances and liens of any kind (other than those imposed by this Agreement). As a result of any repurchase of Securities pursuant to this Section 8 and notwithstanding anything to the contrary in this Agreement, the Company shall become the legal and beneficial owner of the repurchased Securities and shall have all rights and interest therein or related thereto, and the Company shall have the right to transfer to its own name, cancel, and/or retire any or all Securities without further action by the Purchaser.

c) In the event that the Repurchase Option is exercised or deemed exercised, the sole right and remedy of the Purchaser thereafter shall be to receive the Repurchase Price, and in no case shall the Purchaser have any claim of ownership as to any repurchased Securities.

d) The Company in its sole discretion may assign all or part of the Repurchase Option to one or more employees, officers, directors or stockholders of the Company or other persons or organizations.

Investment Bonus

The Company will offer additional shares as a bonus ("Bonus Shares") to Investors depending on how much has been raised in the Offering when the investment is made, as follows:

$0 - $1,000,000 Raised
 • 300% Bonus Shares

$1,000,001 - $1,234,996.95 Raised
 • 200% Bonus Shares

*Bonus shares will be issued after the offering has concluded.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

Avanti3, Inc.'s Class B Common Stock do not have voting rights per their Amended Certificate of Incorporation (See Exhibit D).

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The securities are subject to further transfer restrictions per the Subscription Agreement. Investors are advised to review the Subscription Agreement prior to making an investment.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Class A Common Stock	9,500,000	9,000,000	N/A	N/A	Yes
Class B Common Stock	6,500,000	0	1,800,000 Shares of Class B Common Stock are reserved for future issuances under the Company's 2024 Equity Incentive Plan. 1,200,000 Shares of Class B Common Stock are stock options for Nick Cooper. These stock options have already been granted.	$250,000; Yes, these Notes convert into the same class of securities as those issued in the equity securities sold in the next Qualified Financing (as defined in the Notes)	No

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Avanti3, Inc. has both Class A Common Stock and Class B Common Stock. Class A shares have voting rights while Class B shares have no voting rights. Avanti3, Inc. will be offering Class B Common Stock for this offering.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The post-money valuation for the Company in this Regulation Crowdfunding round, when factoring in bonus shares as well as reserved options and reserved shares from the Company's 2024 Equity Incentive Plan, which have not actually been issued to date, is **$55,318,576.95**.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc.

The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's A&R Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding voting shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority voting owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Nathan Bacon	$20,000	20%	December 31, 2024
M&J Management LLC	$100,000	12%	July 30, 2026
Kirsch Family Revocable Living Trust	$150,000	8%	April 30, 2026
Evan Kirsch	$132,500	5%	N/A

24. What other exempt offerings has the Company conducted within the past three years?

Name: Convertible Note
Type of security sold: Convertible Note
Final amount sold: $250,000
Use of proceeds: Initial startup business capital Date: April, 2024
Offering exemption relied upon: Section 4(a)(2)

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks

to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

Yes, please see below (For a detailed explanation of all related party transactions, refer to Section 3 of Reviewed Financial Statements in Exhibit A) :

Convertible Promissory Notes

- $150k - 8% per annum (maturity date April 30, 2026) Kirsch Family Revocable Living Trust (Origin date 6-2-24)
- M&J Management, LLC dated June 23, 2024 ($100,000) @ 12 % per annum, due July 30, 2026.

Loan Agreement

- $132,500 - 5% interest to Evan Kirsch

Revolving Credit Agreement

- $20k Revolving Credit at 20% interest with James N. Bacon

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Thus far, Avanti3's operations have primarily focused on product development, building strategic relationships, and securing key partnerships and contracts. We've invested significant time in fostering connections with industry leaders, honing our market strategy, and ensuring our product-market fit is aligned with the needs of creators, brands, and fans. While our efforts have been centered on these foundational activities, we are now positioned to begin onboarding clients and customers, with revenue generation expected to start before the end of the year. This groundwork has set the stage for possible rapid growth and market entry.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Since incorporation January 4th, 2024:

Revenue:
Revenue since inception is $0. The company was incorporated on January 4th, 2024.

Cost of Goods Sold:
Cost of Goods Sold is $0 as the company offers services, not products.

Expenses:
The Company has seven operating expenses: employee benefits, bank charges, continuing education, dues and subscriptions, office, travel, and website. Avanti3's total operating expenses were $12,062 with their main operating expenses being continuing education ($4,900) and dues and subscriptions ($5,000).

Net Profit/Loss:
With Revenue since inception at $0 and total Operating Expenses at $12,062, Avanti3 currently has a Net Loss of $12,062 since inception.

Liquidity and Capital Resources:
As of June 30, 2024, the Company has capital resources available in the form of cash on hand in the amount of $99,990.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

i. In connection with the purchase or sale of any security?
ii. Involving the making of any false filing with the Commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
i. At the time of the filing this offering statement bars the person from:
    1. Association with an entity regulated by such commission, authority, agency or officer?
    2. Engaging in business of securities, insurance, or banking?
    3. Engaging in savings association or credit union activities?

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or

Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Avanti3 Inc answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Reviewed Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Amended and Restated Certificate of Incorporation: Exhibit D

Bylaws: Exhibit E

Exhibit A

Reviewed Financial Statements (see attachment in filings)

Exhibit B

Offering Page (see attachment in filings)

Exhibit C

Subscription Agreement (see attachment in filings)

Exhibit D

Certificate of Incorporation (See attachment to filings)

Exhibit E

Bylaws (See attachment to filings)